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                                                                  Exhibit (a)(2)

     July 8, 2002

     I am pleased to announce that our Board of Directors has approved a voluntary stock option exchange program (the "Exchange Program") under which eligible employees of Stratos and its subsidiaries will have the opportunity to exchange their existing options for new options to be granted in the future under the Stratos Lightwave, Inc. 2000 Stock Plan (the "2000 Stock Plan") and the Stratos Lightwave, Inc. 2002 Stock Plan for Acquired Companies (the "2002 Stock Plan"). The offer period for the Exchange Program begins on Monday, July 8, 2002.

     The Exchange Program is subject to the terms and conditions of this letter, an Offer to Exchange describing the program, an Election Form for tendering options, and a Notice to Change Election From Accept to Reject, each of which will be distributed to you on July 8, 2002. We are also separately providing you with a report listing your current outstanding stock options. We strongly urge you to read all of these materials carefully and consult your tax and financial advisors before making any decision about the Exchange Program. Participation by you is completely voluntary.

     Stock options are an important part of our total compensation program. We recognize that most of our previously granted stock options have exercise prices significantly higher than the current market price of our shares. The Exchange Program provides you with an opportunity, though not a guarantee, to receive a grant of new options that may have a greater potential to increase in value over time.

     If you wish to participate in the Exchange Program, you must complete and sign the Election Form and return it to us prior to 11:00 p.m., Central time, on August 5, 2002, unless we extend the offer period (the "Expiration Date"). We will not accept any Election Forms received after the Expiration Date.

     The main features of the Exchange Program include the following:

     . All current employees of Stratos and its subsidiaries as of July 8, 2002 and through the Expiration Date are eligible to participate. However, members of our Board of Directors, employees who have been terminated and are receiving WARN Act pay or other severance pay and part-time employees are not eligible to participate.

     . All outstanding options granted under our 2000 Stock Plan and 2002 Stock Plan may participate.

     . All properly tendered stock options will be canceled promptly following the Expiration Date. We expect to cancel options on August 6, 2002 or as soon as practicable thereafter ("Cancellation Date").

     . If you elect to participate, all options granted since January 8, 2002 must be tendered.

     . All properly tendered stock options will be exchanged for a promise by Stratos to grant you new options o no earlier than the first business day that is six months and one day after the Cancellation Date. Unless the offer is extended, we expect to grant these new options no earlier than February 7, 2003.

     . If you elect to participate, you will not be eligible to receive any other options until after February 7, 2003, at the earliest.

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     .  Once your existing options are cancelled, you will no longer have any rights under those options.

     . New options will be granted on a one-for-one basis for each old option that is cancelled.

     . New options will be granted under the same option plan as the options that you have elected to exchange.

     . The exercise price of the new options will be equal to the fair market value of our shares on the day we grant the new options, as determined by the closing price of our common stock on Nasdaq on the grant date. This price may be higher, or lower, or the same as the exercise price of the old options to be cancelled. Accordingly, there is a possibility that the exercise price of the new options could be higher than the exercise price of the old options.

     . Each new option granted under the Exchange Program will be vested and exercisable on its new grant date as to 1/4th of the shares subject to the new option. Each new option granted in exchange for a new hire grant made on or after January 1, 2002 will vest as to 1/14th of the remaining shares subject to the new option each 3 months after the new grant date on the same day of the month as its grant date so that it will be fully vested and exercisable 42 months following its grant date. All other new options shall vest as to 1/6th of the remaining shares subject to the new option each 3 months after the new grant date on the same day of the month as its grant date so that it will be fully vested and exercisable 18 months following its grant date. In each case, vesting is subject to your continued employment with Stratos or one of its subsidiaries on each such date.

     . In order to receive a grant of new options, you must be an eligible employee of Stratos or one of its subsidiaries on the date the new options are granted. If your employment with Stratos or one of our subsidiaries terminates for any reason whatsoever before the date the new options are granted (expected to be no earlier than February 7, 2003), you will not receive any new options or any other consideration for your old options which were previously cancelled.

     If you have any questions about the Exchange Program, please call Sherry Ryan, our Corporate Human Resource Manager, at (708) 867-9600.

     Please keep in mind that we have not authorized any person to make any recommendation on our behalf as to whether you should tender or not tender your options in the Exchange Program. You should rely only on the information in this document, the documents to which we have referred you and your advisors.

     Thank you for your continued contributions to our success.


   James W. McGinley
   President and Chief Executive Officer